Exhibit 99.1

Materialise Reports Second Quarter 2016 Results

Leuven, Belgium – August 11, 2016 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the second quarter ended June 30, 2016.

Highlights – Second Quarter 2016

•	Total revenue increased 11.4 % from the second quarter of 2015 to 27,597 kEUR, with increases in all three business segments.

•	Adjusted EBITDA increased to 1,034 kEUR from (179) kEUR for the second quarter of 2015.

•	Total deferred revenue from annual software sales and maintenance contracts increased 2,311 kEUR from 12,244 kEUR for the second quarter of 2015 to 14,555 kEUR for the second quarter of 2016.

Executive Chairman Peter Leys commented, “In the face of difficult industry conditions, with a number of market participants awaiting the introduction of the next generation of printers before making software purchases, Materialise continued to deliver double-digit revenue growth as well as an increase in Adjusted EBITDA. Total revenue rose 11.4% and Adjusted EBITDA increased from (179) kEUR to 1,034 kEUR. Importantly, all of our three segments – Materialise Software, Materialise Medical and Materialise Manufacturing – contributed to our revenue gains and our positive Adjusted EBITDA. During the quarter we launched several new initiatives to support our positioning as the ‘backbone’ of industrial 3D printing, including a collaboration with HP to develop a tailored software solution for its Multi Jet Fusion technology. We believe the entrance of this and other blue-chip companies into the additive manufacturing industry demonstrates the industry’s potential to transform manufacturing and supply chain dynamics, and we view our partnerships with these companies as validation of Materialise’s capabilities and industry positioning. We are developing additional meaningful partnerships and, although we expect certain parts of our industry to continue to show slow growth in the near term, our outlook for the year remains within our previous guidance range.”

Second Quarter 2016 Results

Total revenue for the second quarter of 2016 increased by 11.4% to 27,597 kEUR compared to 24,772 kEUR for the second quarter of 2015, with gains in all three of our segments. Adjusted EBITDA increased from (179) kEUR to 1,034 kEUR, as a result of the combination of continued revenue growth, an improvement in our gross margins and a moderate increase in operational expenses. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the second quarter was 3.7% compared to (0.7)% in the second quarter of last year.

Revenue from our Materialise Software segment, which offers a proprietary software backbone that enables and enhances the functionality of 3D printers and 3D printing operations worldwide, increased by 14.9% to 6,981 kEUR for the second quarter of 2016 from 6,078 kEUR for the same quarter last year, driven by the continued growth of recurring license revenue. Segment EBITDA declined to 1,602 kEUR from 2,015 kEUR while the segment EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) was 22.9% compared to 33.2% in the prior-year period. This change reflects a significant increase in research and development (“R&D”) expenses for well-defined software projects we have recently undertaken.

Revenue from our Materialise Medical segment, which offers a unique platform consisting of medical planning and design software, clinical engineering services and patient specific devices, increased by 16.7% to 9,706 kEUR for the second quarter of 2016 compared to 8,315 kEUR for the same period in 2015. The increase was driven by direct sales of our complex surgery solutions, which increased by 41.7% from the prior-year period, and by sales from our collaborated medical device business, which increased 13.6%. Our medical software sales decreased by 2.0% compared to the same quarter in 2015. Segment EBITDA improved to 14 kEUR from (342) kEUR while the segment EBITDA margin improved to 0.1% from (4.1)% in the second quarter of 2015.

Revenue from our Materialise Manufacturing segment, which offers an integrated suite of 3D printing and engineering services to industrial and commercial customers, increased 5.1% to 10,907 kEUR for the second quarter of 2016 from 10,379 kEUR for the second quarter of 2015, primarily as a result of higher end part manufacturing. Segment EBITDA rose to 430 kEUR from (147) kEUR while the segment EBITDA margin increased to 3.9% from (1.4)% for the 2015 quarter. Excluding our growth businesses, i.materialise and RapidFit, the segment EBITDA margin for the second quarter was 13.0% compared to 8.4% for the same quarter of the prior year.

Gross profit was 16,253 kEUR, or 58.9% of total revenue, for the second quarter of 2016 compared to 14,327 kEUR, or 57.8% of total revenue, for the second quarter of 2015. The increase was primarily a result of the improvement in the gross margin of the Materialise Manufacturing segment.

R&D, sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, by 8.1% to 19,182 kEUR for the second quarter of 2016 from 17,738 kEUR for the second quarter of 2015. R&D expenses increased from 4,371 kEUR to 4,760 kEUR while S&M expenses declined slightly from 9,620 kEUR to 9,533 kEUR. G&A expenses increased from 3,747 kEUR to 4,889 kEUR. These changes compared to last year primarily reflected the managerial structure and support we have been implementing within our S&M and R&D groups to support their significant growth since our initial public offering (“IPO”). A number of employees with mixed roles within these groups have evolved into more managerial/administrative roles, and their cost as well as certain other expenses are now categorized into G&A.

Net other operating income increased by 304 kEUR to 1,778 kEUR, compared to 1,474 kEUR for the second quarter of 2015. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects and currency exchange results on purchase and sales transactions.

Net financial result was 207 kEUR, compared to (938) kEUR for the prior-year period, reflecting the variance in the currency exchange rate, primarily on the portion of the company’s IPO proceeds held in U.S. dollars versus the euro, a reported but mostly unrealized exchange gain

Net loss for the second quarter of 2016 was (436) kEUR, compared to a net loss of (3,013) kEUR for the same period in the prior year: an improvement of 2,577 kEUR, as a result of an increase of 786 kEUR of operating profit, an improvement of the financial result of 1,077 kEUR, and an improvement in income tax income of 714 kEUR primarily due to a decrease of tax liabilities. Total comprehensive loss for the second quarter of 2016, which reflects exchange differences on translation of foreign operations, was (911) kEUR compared to (2,850) kEUR for the same period in the prior year.

At June 30, 2016, we had cash and equivalents of 51,304 kEUR compared to 50,726 kEUR at December 31, 2015. Cash flow from operating activities in the second quarter of 2016 was 4,405 kEUR, compared to 543 kEUR in the same period last year.

Net shareholders’ equity at June 30, 2016 was 78,247 kEUR, a decrease of 4,708 kEUR since December 31, 2015.

Facility Expansion

To position Materialise for long-term growth based on expected continued adoption of additive manufacturing, we are planning to expand our production facilities in Poland and our corporate facilities in Belgium. Accordingly, we plan to invest approximately 17,000 kEUR in capital expenditures over approximately the next 12 months. We intend to finance the two new buildings entirely with debt and have received a conditional commitment letter from a bank for a 15-year term loan at fixed interest rates below 1.5%, and with amortization deferred until 2023 and 2019 for the Belgium and Poland portions of the loan, respectively. The closing of the loan is contingent on a number of conditions and there is no assurance we will be able to enter into the loan on the terms contemplated by the commitment letter or at all.

2016 Guidance

The company’s outlook for fiscal year 2016 remains within our previous guidance range, which was that management expects to report consolidated revenue between 115,000 - 120,000 kEUR; Adjusted EBITDA between 7,000 - 9,000 kEUR; and an increase of deferred revenue generated from annual licenses and maintenance by between 3,000 - 4,000 kEUR from 13,136 kEUR as of December 31, 2015.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and non-recurring IPO related expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.1102, the 12:00 noon ET buying rate of the Federal Reserve Bank of New York for the euro on June 30, 2016.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the second quarter of 2016 today, August 11, 2016, at 8:30 a.m. ET/14:30 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #51269170. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

A replay of the conference call will be available via telephone beginning approximately one hour after the call ends through Friday, August 12, 2016. U.S. participants can access the replay by dialing 855-859-2056 and international participants can dial 404-537-3406. The access code for the replay is #51269170. A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which Materialise seeks to form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2016 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2016. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

Consolidated income statements (Unaudited)

	For the three months ended			For the six month
	30 June			period ended 30 June
(in thousands, except EPS)	2016	2016	2015	2016	2015
	U.S.$	euros	euros	euros	euros
Revenue	30,638	27,597	24,772	54,264	48,120
Cost of sales	(12,594)	(11,344)	(10,445)	(22,049)	(20,326)

Gross profit	18,044	16,253	14,327	32,215	27,794
		58.9%	57.8%	59.4%	57.8%

Research and development expenses	(5,285)	(4,760)	(4,371)	(9,132)	(8,878)
Sales and marketing expenses	(10,584)	(9,533)	(9,620)	(18,348)	(18,835)
General and administrative expenses	(5,428)	(4,889)	(3,747)	(9,939)	(7,322)
Other operating income	1,974	1,778	2,462	3,064	4,370
Other operating expenses	—	—	(988)	—	(1,116)

Operating profit	(1,279)	(1,151)	(1,937)	(2,140)	(3,987)

Financial expenses	(676)	(609)	(1,286)	(1,506)	(1,735)
Financial income	906	816	348	979	2,269
Share in loss of joint venture	(145)	(131)	(63)	(299)	(123)

Profit (loss) before taxes	(1,194)	(1,075)	(2,938)	(2,966)	(3,576)
Income taxes	709	639	(75)	(621)	(325)

Net profit (loss)	(485)	(436)	(3,013)	(3,587)	(3,901)

Net profit (loss) attributable to:
The owners of the parent	(485)	(436)	(3,013)	(3,587)	(3,848)
Non-controlling interest	—	—	—	—	(53)

Earnings per share attributable to ordinary owners of the parent
Basic	(0.01)	(0.01)	(0.06)	(0.08)	(0.08)
Diluted	(0.01)	(0.01)	(0.06)	(0.08)	(0.08)

Weighted average basic	47,325	47,325	47,227	47,325	47,199
Weighted average with effect dilution	47,325	47,325	47,227	47,325	47,199

Consolidated statements of comprehensive income (Unaudited)

(in thousands, except EPS)
	For the three months ended			For the six month
	30 June			period ended 30 June
	2016	2016	2015	2016	2015
	U.S.$	euros	euros	euros	euros
Net profit (loss) for the period	(485)	(436)	(3,013)	(3,587)	(3,901)

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(527)	(475)	163	(1,439)	1,476

Other comprehensive income (loss), net of taxes	(527)	(475)	163	(1,439)	1,476

Total comprehensive income (loss) for the period, net of taxes	(1,012)	(911)	(2,850)	(5,026)	(2,425)

Total comprehensive income (loss) attributable to:
The owners of the parent	(1,012)	(911)	(2,850)	(5,026)	(2,372)
Non-controlling interest	—	—	—	—	(53)

Consolidated statements of financial position (Unaudited)

	30 June	31 December
(in thousand euros)	2016	2015
Assets
Non-current assets
Goodwill	9,023	9,664
Intangible assets	8,801	9,657
Property, plant & equipment	41,180	38,400
Investments in joint ventures	719	1,018
Deferred tax assets	531	1,092
Other financial assets	339	356

Total non-current assets	60,593	60,187

Current assets
Inventory	5,392	5,387
Trade receivables	20,547	22,843
Tax receivables
Held to maturity investments	—	—
Other current assets	5,421	4,993
Cash and cash equivalents	51,304	50,726

Total current assets	82,664	83,949

Total assets	143,257	144,136

Equity and liabilities
Equity
Share capital	2,729	2,729
Share premium	78,411	78,098
Consolidated reserves	(2,175)	1,407
Treasury shares		—
Other comprehensive income	(718)	721

Equity attributable to the owners of the parent	78,247	82,955
Non-controlling interest	—	—

Total equity	78,247	82,955

Non-current liabilities
Loans & borrowings	18,197	16,607
Deferred tax liabilities	1,348	2,068
Deferred income	29	92
Other non-current liabilities	2,349	2,244

Total non-current liabilities	21,923	21,011

Current liabilities
Loans & borrowings	4,520	4,482
Trade payables	9,413	9,712
Tax payables	492	255
Deferred income	18,103	16,509
Other current liabilities	10,559	9,212

Total current liabilities	43,087	40,170

Total equity and liabilities	143,257	144,136

Consolidated cash flow statements (Unaudited)

(in thousand euros)	For the six month period ended 30 June
	2016	2015
	euros	euros
Operating activities
Net profit for the period	(3,587)	(3,901)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	3,012	2,373
Amortization of intangible assets	938	678
Share-based payment expense	360	472
Loss (gain) on disposal of property, plant & equipment	(62)	(54)
Fair value adjustment contingent liabilities	54	—
Movement in provisions and allowance for bad debt	111	101
Financial income	(87)	(211)
Financial expense	483	498
Impact of foreign currencies	131	(1,153)
Share of loss / (profit) of an associate or joint venture (equity method)	299	123
Deferred tax expense (income)	(159)	(81)
Income taxes	781	406
Other	(40)	(4)
Working capital adjustments
Increase in trade receivables and other receivables	1,654	(1,943)
Decrease (Increase) in inventories	(5)	(879)
Increase in trade payables and other payables	2,442	5,274
Income tax paid	(544)	(338)

Net cash flow from operating activities	5,781	1,361

Investing activities
Purchase of property, plant & equipment	(5,831)	(3,558)
Purchase of intangible assets	(526)	(674)
Proceeds from the sale of property, plant & equipment, net	708	139
Proceeds from the sale of intangibles	19	—
Acquisition of subsidiary	—	(1,602)
Investments in joint-ventures	—	(500)
Proceeds from held to maturity investments	—	10,000
Interest received	6	7

Net cash flow used in investing activities	(5,624)	3,812

Financing activities
Proceeds from loans & borrowings and convertible debt	2,812	319
Repayment of loans & borrowings	(1,346)	(3,410)
Repayment of finance leases	(843)	(731)
Purchase of non-controlling interest	—	(1,377)
Capital increase in parent company	—	580
Interest paid	(328)	(252)
Other financial income / (expense)	(32)	14

Net cash flow from financing activities	263	(4,857)

Net increase of cash and cash equivalents	420	316
Cash and cash equivalents at beginning of period	50,726	51,019
Exchange rate differences on cash & cash equivalents	158	1,364

Cash & cash equivalents at end of period	51,304	52,699

Segment P&L (Unaudited)

	Materialise	Materialise	Materialise		Adjustments &
In thousands euros	Software	Medical	Manufacturing	Total segments	eliminations	Consolidated
For the three month period ended 30 June 2016
Revenues	6,981	9,706	10,907	27,594	3	27,597
Segment EBITDA	1,602	14	430	2,046	(1,157)	889
Segment EBITDA %	22.9%	0.1%	3.9%	7.4%		3.2%

For the three month period ended 30 June 2015
Revenues	6,078	8,315	10,379	24,772	—	24,772
Segment EBITDA	2,015	(342)	(147)	1,526	(1,957)	(431)

Segment EBITDA %	33.2%	-4.1%	-1.4%	6.2%		-1.7%

For the six month period ended 30 June 2016
Revenues	14,412	18,312	21,513	54,237	27	54,264
Segment EBITDA	4,367	(516)	687	4,538	(2,728)	1,810
Segment EBITDA %	30.3%	-2.8%	3.2%	8.4%		3.3%

For the six month period ended 30 June 2015
Revenues	12,194	16,163	19,763	48,120	—	48,120
Segment EBITDA	4,230	(1,088)	(187)	2,955	(3,894)	(939)

Segment EBITDA %	34.7%	-6.7%	-0.9%	6.1%		-2.0%

Reconciliation of Net Profit/(Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months
	ended
(in thousands)	30 June
	2016	2015
	euros	euros
Net profit / (loss)	(436)	(3,013)

Income taxes	(639)	75
Financial expenses	609	1,286
Financial income	(816)	(348)
Share in loss of a joint venture	131	63
Depreciation & amortization	2,040	1506
EBITDA	889	(431)

Non-cash stock-based compensation expenses (1)	145	252
Adjusted EBITDA	1,034	(179)

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.